Filed Pursuant to Rule 253(g)(2)
File No. 024-11317

1st stREIT OFFICE INC.

SUPPLEMENT NO. 3 DATED MAY 31, 2021
TO THE OFFERING CIRCULAR DATED OCTOBER 19, 2021

This document (“Supplement”) supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated October 19, 2022, filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering statement that was qualified by the SEC on October 19, 2021 and the previous supplements dated December 20, 2021 and March 21, 2022 (collectively, the “Offering Circular”). Capitalized terms not defined in this Supplement are as defined in the Offering Circular.

The purpose of this Supplement is to disclose:

•	Change in Control of the Manager
•	Change in the Sponsor
•	Changes in the Company’s and Manager’s Directors and Officers
•	Background of the Reorganization of the Manager and corresponding changes to the Company
•	Material Change to Tenancy in Portfolio
•	Letter to Shareholders regarding the Reorganization (see Annex)

Change in Control of the Manager

On May 31, 2022, SW Manager, LLC, the Company’s manager (the “Manager”), underwent a change of control whereby 100% of the Manager’s interests previously held by Tryperion Partners, LLC (“Partners”), the Company’s original sponsor, were assigned to Typerion Holdings LLC (“Holdings”) (the “Reorganization”). Holdings is wholly-owned by Jeffrey Karsh (“Karsh”), one of the three principals of Partners. Karsh, together with Joseph Kessel (“Kessel”) and Eliot Bencuya (“Bencuya”) were the original principals of Partners who were also officers and directors of the Company.

In connection with the Reorganization, the Support Agreement between Partners and the Manager was terminated and the Manager entered into a new Support Agreement with Interamar Manager LLC (“Interamar”). Interamar is wholly-owned by Mr. Kessel and will provide the Manager with services that are similar to those previously provided by Partners, with the cost of those services being paid for by Holdings and not the Company.

See Annex A for a copy of the Shareholder Letter that more fully describes the Reorganization.

Change in the Sponsor

As a result of the Reorganization, Holdings replaced Partners as the “sponsor” of the Company’s offering of its common stock pursuant to Regulation A promulgated under the Securities Act of 1933, as amended. All references to “Sponsor” in the Offering Circular will mean Tryperion Holdings LLC rather than Tryperion Partners, LLC.

Directors and Officers

In connection with the Reorganization, Kessel resigned as a director and Chief Operating Officer, Principal Financial Officer and Principal Accounting Officer of the Company. Following the Reorganization, Janet Pudelko will serve as Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer and Andrew Kowell will serve as Chief Operating officer of the Company. In addition, the Company’s board of directors appointed Justin Fromm to fill Kessel’s remaining term. The chart below shows all of the board and senior management changes at the Company and the Manager:

Title	Pre-Reorganization		Post-Reorganization
	Company	Manager	Company	Manager
Directors	Eliot Bencuya Jeffrey Karsh Joseph Kessel	--	Eliot Bencuya Jeffrey Karsh Justin Fromm	--
Chief Executive Officer	Eliot Bencuya	Eliot Bencuya	Jeffrey Karsh	Jeffrey Karsh
Chief Investment Officer	Jeffrey Karsh	Jeffrey Karsh	Eliot Bencuya	--
Chief Financial Officer	Joseph Kessel	--	Janet Pudelko	--
Chief Operating Officer	Joseph Kessel	Joseph Kessel	Andrew Kowell	--
Principal Executive Officer	Eliot Bencuya	--	Jeffrey Karsh	--
Principal Financial Officer	Joseph Kessel	--	Janet Pudelko	--
Principal Accounting Officer	Joseph Kessel	--	Janet Pudelko	--

Biographies of Ms. Pudelko and Messrs. Fromm and Kowell are set forth below.

Janet Pudelko

Ms. Pudelko has been with the sponsor since 2019.  Ms. Pudelko was previously a Senior Manager at Ernst & Young LLP in the Financial Accounting Advisory Services group, where she was responsible for providing technical accounting assistance to clients primarily within the real estate sector related to transactions, financial reporting, and newly issued accounting standards.  Prior to joining Ernst & Young LLP, Ms. Pudelko was a Controller for Colony Capital, Inc., as well as an auditor for a national accounting firm.  She graduated cum laude from the University of Massachusetts, Amherst with a Bachelor of Science and holds a Master of Business Administration from the University of California, Irvine.  Ms. Pudelko is a Certified Public Accountant in the state of California and a member of the American Institute of Certified Public Accountants.

Andrew Kowell

Mr. Kowell has served as the Managing Director – Head of Asset Management of Holdings since January 2022. Mr. Kowell previously served as Managing Director – Asset Management at Watt Investment Partners and, before that, as Senior Vice President at Gaw Capital US. Between such leadership positions, he was responsible for all asset management functions, including but not limited to asset performance, business plan execution, contract negotiation, risk management, client reporting, team oversight, and instituting best practices. Further, during his 20+ year investment career, which includes previously-held positions at The Carlyle Group and ASB Real Estate Investments, Mr. Kowell has in-depth experience in (i) acquisitions, asset and portfolio management, development, dispositions, financing, and client relations, (ii) most asset types and risk profiles, and (iii) a variety of deal structures. He holds a Bachelor of Arts degree in Mathematics and Economics from the University of Pennsylvania.

Justin Fromm

Mr. Fromm is the President and Chief Executive Officer of CapStack Consulting.  Prior to forming CapStack Consulting, Mr. Fromm served as Vice President at Realty Mogul, where he was responsible for underwriting, structuring and executing value-add and opportunistic transactions. Prior to Realty Mogul, Mr. Fromm worked at Bellwether Asset Management (exclusive consultant to Oaktree Capital) active in the asset management of a $3.0bn portfolio.  He holds a Bachelor of Arts degree from Duke University and a Master of Business Administration degree from the University of Southern California.

Background of the Reorganization of the Manager and corresponding changes to the Company

In connection with Kessel’s decision to pursue other alternatives, the principals of Partners decided to restructure the ownership of the Manager. Specifically, sole ownership of the Manager was transferred from Partners to Holdings, which, as noted above, is wholly-owned by Karsh. Following the Reorganization, while the Manager will continue to be the Company’s manager, the Company’s sponsor is now Holdings and Kessel and Bencuya will no longer be owners of the Company’s sponsor.

Material Change to Tenancy in Portfolio

The Company has been notified by Panera Bread (“Panera”), a tenant representing 26% of the portfolio’s rentable square footage, that it will not be renewing its lease expiring in June 2024. Panera, which is located in the Laumeier I property, has advised the Company that it will continue to pay rent through the remaining lease term and is willing to move out prior to its lease expiration date if a replacement tenant is identified. The Company is likely to renovate Laumeier I in anticipation of attracting tenants to backfill Panera’s space. The scope of the renovation and the Company’s determination of prevailing market rents will determine the target rent amount for the building. There can be no assurance as to the Company’s ability to re-rent this space nor whether it will achieve rents that are at least equal to those payable under the Panera lease.

Annex A

Shareholder Letter dated May 31, 2022

May 31, 2022

Dear Investors,

We recently paid out our 20th consecutive quarter of 8%+ dividends1. This streak represents the type of consistency and reliability that we aimed to provide when Streitwise began 5 years ago. We have performed through good times and bad, all while adhering to a rigorous investment approach. But we’re not resting on our laurels, and that’s why we are pleased to announce some ways we are positioning the company for the future.

We are pleased to announce our newest Streitwise team member, Andrew Kowell, who will serve as COO. Andrew has experience through multiple business cycles at such reputable firms as The Carlyle Group, ASB Real Estate, and Gaw Capital. We believe his ability to envision and execute a business plan will greatly benefit investors going forward.

Further, we are delighted to announce Janet Pudelko’s promotion to CFO. Janet joined Streitwise in 2019 after working in public accounting in both audit and advisory roles at Ernst & Young and in private industry at Colony Capital. Janet touches many aspects of the business including treasury, investor relations, and financial reporting with the common thread being that her work has been consistently top-notch.

We are also excited to announce that Justin Fromm – President and CEO of real estate capital advisory firm CapStack Consulting – is joining our Board of Directors.  Justin’s structuring expertise and investment acumen will be tremendous assets going forward. We believe we will benefit from his past experiences at Realty Mogul and Bellwether Asset Management, where he managed a nearly $2.0bn portfolio as exclusive consultant to Oaktree Capital.

And after 5 years of devoted and effective service to Streitwise investors, Joe Kessel is resigning from his COO and Board of Directors roles to begin his own investment firm. Joe will continue working alongside the executive team in an asset management role for a 2-year period via a support agreement that will be paid for by the Streitwise sponsor – not Streitwise investors.

Tryperion Holdings LLC (which I wholly own) will proceed as Streitwise sponsor and I will be taking a more hands-on role as CEO while Eliot Bencuya continues as CIO. As part of the reorganization of the sponsor, the ownership of our manager, SW Manager, LLC, has been transferred from Tryperion Partners, LLC to the new sponsor but it will remain the manager of the company. I whole-heartedly believe that our investments and our investment strategy have the potential to build and maintain wealth over the long-term. And I have put my money where my mouth is, investing over $5.0m in our operating partnership thus far. I’m happy with my investment in Streitwise, and look forward to growing our wealth together over time.

Cheers

Jeffrey Karsh

CEO

1 Based on a $10/share purchase price, 1st Streit Office annualized dividend yield has averaged 9.3% since 2017 inception and every quarterly dividend has exceeded an 8% annualized yield.